Exhibit 10.6
July 10, 2006
Kevin Stroup
Buffalo Ridge Energy LLC
RE: Proposal for Services
Dear Kevin:
PlanScape Partners is very pleased to have the opportunity to explore working with your group as you seek a site in South Dakota for a new ethanol facility. Since you have heard about us from the folks from Fagen, you know that we have extensive experience with renewable fuels projects. We have demonstrated to them and our joint clients our commitment to provide timely, cost effective service and we enjoy our collaborative working relationship. We have renewable energy clients throughout the Midwest. PlanScape Partners staff works in the public and private sector, allowing us to know both sides of the development equation and facilitate a project that will be enhanced by our assistance.
Matt Sederstrom provided me with limited background information about your project. Are you building a 100 MGY dry mill corn processing plant using coal or natural gas as an energy source? What is your time table? Is this going to be an SEC public offering or a private placement or is there another funding stream? Have you contacted any elected officials? Are you looking at more than one site in more that one location? Who is the decision maker for Buffalo Ridge Energy? How do I contact you?
There are various ways to approach the negotiation process. One option is to approach both sets of elected officials simultaneously. Once you have gathered preliminary site information and shared it with me, I will meet with the local elected officials and other key constituents informally. Each site may have different infrastructure needs and each county’s incentive package may vary depending on the cost to provide the infrastructure.
I meet informally and seek to educate the elected officials about your project and your need for financial assistance. Public hearings usually must be held which typically require a published notification of the meeting. Then the officials can officially act on your request after we have built a constituency of support.
PlanScape Partners would enjoy helping your group in a number of ways. Every ethanol project is different, but various phases are usually involved with each initiative:
1.	Initial project investigation

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2.	Negotiating local incentives

3.	Assisting with property rezoning, if necessary

4.	Preparation of State and Federal program applications

5.	Follow-up document preparation/negotiation
Initial investigation
Before a project can go forward, an initial period of time and effort must be spent on investigation and discovery of information regarding state programs, appropriate personnel to contact, and local practices and process for development. We need to review sources of information. Once you have optioned sites, it is important to begin collecting information on them. A copy of the feasibility study, proformas completed by Fagen/Christensen or your accountant and maps of sites you are investigating will be beneficial. Knowledge of the potential utility providers is helpful.
Local incentives
Securing financial incentives from local governmental entities enhances the financial returns of the project. Each state offers slightly different possibilities. State grants and loans often require sponsorship by a governmental entity. Building on the relationships we start with key people will add to the success of your project. We must engage the elected officials and generate public support from area residents in this initiative. Preparation of materials to support this effort and attendance at negotiation and approval meetings are part of the required tasks.
Rezoning
Many development projects require rezoning of the property from agriculture to industrial. Attendance at meetings of the County Board and Planning and Zoning Commissions, if required, as well as document preparation and a general Power Point presentation explaining the project are usual steps. This is not included in this proposal but could be added.
State and federal programs
Grants and low interest loan options exist at the state and federal level. The USDA has competitive grants for FY 2006 to help producers enter value added activities with annual application deadlines. The next round of funding is in spring 2007.
Rural electric cooperatives often have funding sources Once the site is selected and local incentives are known, PlanScape Partners would explore other funding sources. In each case, the tasks performed by the PlanScape team include meetings with review agencies, preparation of applications, narrative explanation and support documentation, coordination of submittals, tracking the approval process, and providing follow-up coordination and documentation services. This is a complete and methodical process that has resulted in the firm’s outstanding grant and loan approval rating.

Follow up documentation and negotiation
If tax incentives and/or a loan are approved, a development agreement may be needed. It would be a good public relations move to pay all the costs associated with documentation for financial incentives but you can make that decision later.
The steps included within the proposal at this time are the initial investigation and local incentive negotiations. The specific tasks include:
•	Preparation of materials for presentations

•	Contacts and one-on-one visits to the local elected officials for up to two site.

•	Up to three additional meetings with the elected officials.

•	Negotiation and documentation of incentives
Range of $20,500 to $25,500
PlanScape Partners proposes to provide the services on a not-to-exceed, hourly rate basis. Our fees for 2006 are $130 per hour for principal partners, $75 for administrative assistant’s time and $50 per hour for clerical support. Prints, copies, delivery fees, travel expenses, and other reimbursable expenses will be billed at cost plus a 10% administrative fee and are in addition to the above fees. We bill monthly.
We would be happy to discuss the completion of the other listed project steps at the appropriate time in the project. There are often other ways that PlanScape Partners can assist you and we have built strong relationships with your renewable fuel clients. We are a small firm, committed to quality work with creative thinking. Our values statement is “Do Good Work — Add Value — Have Fun —Make A Difference.” We believe in building long-term relationships and our marketing is through word of mouth from our satisfied clients.
If you have questions, Kevin, please call. We look forward to working with you.
Sincerely,
PLANSCAPE PARTNERS
/s/ Kathy Showalter
Kathy Showalter
Authorization
I have reviewed the proposal and agree with its terms. I hereby authorize PlanScape Partners to proceed with the work described herein.

8/2/06
/s/ Greg Van Zanten	~~7-19-06~~
Authorized Signature	Date
Terms of Payments
All amounts due PlanScape Partners for professional services hereunder shall be paid in full not later than 30 days following completion of those services. Thereafter, interest at the amount of one and one half percent (1/2%) shall be charged against and paid on all amounts unpaid. PlanScape Partners also retains the right to file liens on all accounts not paid within 90 days of completion of work.

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